Fourth Quarter Report



Union Bankshares, Inc.

December 31, 2012

NASDAQ: UNB

February 7, 2013

DEAR SHAREHOLDER,

2012 was a solid year for your company. Earnings for the year were $6.8 million, or $1.54 per share, as compared to 2011 earnings of $5.2 million, or $1.17 per share; a 31% increase year over year. Total assets grew to $577.3 million at year end compared to $552.8 million at year end 2011, a 4.4% increase. Total loans grew to $455.3 million, a 6% increase while deposits grew to $510.0 million, a 7.7% increase over 2011. As we have previously advised, earnings for 2011 were negatively affected by one-time pre-tax branch acquisition costs of $407 thousand that were not replicated in 2012. Likewise, 2012 earnings had the full benefit of the increase in assets, loans, and deposits attributable to the purchase of three New Hampshire banking offices while 2011 only had this benefit for 7 months.

We will discuss below some items of note that helped to generate the financial results for 2012 as well as positioning your company for 2013 and beyond. We encourage you to review our annual report for the full story, as there is insufficient room here to relay more than the highlights of the year.

Net interest income increased $1.9 million, or 9.7%, year over year. This is attributable to organic loan portfolio growth and growth through acquisition, as well as actively managing our cost of funds in this extremely low interest rate environment.

Residential lending continued to generate strong volume and related income throughout 2012. We sold $125.6 million in 2012 as compared to $80.1 million in 2011. In addition to high volume, the average premium earned on loan sales was higher in 2012 compared to 2011. This resulted in an increase in gain on sale of real estate loans of $2.0 million compared to 2011. The higher volume of this type of lending also generated additional revenue in the form of loan application and closing fees that contributed to our results.

During the fourth quarter of 2012 we undertook a modest deleveraging of our balance sheet, selling investment securities generating gains of $672 thousand while pre-paying Federal Home Loan Bank advances resulting in $890 thousand in pre-payment penalties. The net effect of the deleveraging was to shrink our balance sheet by $11.7 million while reducing our cost of funds going forward.

On October 5 we froze our defined benefit pension plan. We took this action because the cost of the plan for the 2012 plan year was projected to be double the cost for 2011. Despite freezing the plan on October 5, the cost of the defined benefit pension for 2012 was $359 thousand more than in 2011. We have enhanced our defined contribution plan to ensure our retirement benefits remain attractive to our staff. In 2012, a profit-sharing contribution of $242 thousand was made to the Company's 401k plan on behalf of the employees.

As discussed in previous letters, the regulatory environment has been focusing on bank capital levels. We are pleased to report that between the aforementioned freezing of the

continued

defined benefit pension plan and retained earnings, we were able to grow our capital to $45.0 million at year end 2012 compared to $40.3 million, an 11.7% increase year over year.

These financial items of note are but a summary of many factors that contributed to our financial performance.

It is with sadness that we must relay the passing of long time Director Robert P. Rollins. Bob was a bank and holding company director for 29 years and his service to your company was highly valued. Bob will be missed by his friends, colleagues, and family.

In retrospect, 2012 was a good year for Union Bankshares, Inc. In 2013 we expect the regulatory environment to continue to be challenging while the economic environment will likely provide opportunities and challenges in equal doses. We are guardedly optimistic for the coming year.

Enclosed is your dividend check or advice of deposit, representing a dividend of $0.25 per share issued to shareholders of record January 26, 2013, and payable February 7, 2013.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & CEO

UNION BANK OFFICES

(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104&128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

Green Mtn. Mall
1998 Memorial Dr.
802-748-2454

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank has recently grown through acquisition and operates 17 banking offices, a loan center and 33 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The asset base of over $577 million provides the financial strength to successfully serve its constituents.

Union Bank has scored an "Outstanding" rating on all Community Reinvestment Act examinations since 1995 and has been an SBA "Preferred Lender" since 1987.

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016

Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol:	UNB
Corporate Name:	Union Bankshares, Inc.
Corporate Address:	20 Lower Main Street PO Box 667 Morrisville, VT 05661-0667
Investor Relations:	www.UnionBankVT.com

Union Bankshares, Inc.

Fourth Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
David S. Silverman—President & CEO
Marsha A. Mongeon—Vice President/Treasurer/CFO
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Joel S. Bourassa
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS

Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY

Dwight A. Davis
Rosemary H. Gingue
Justin P. Lavely

ALL: David S. Silverman

OFFICERS – UNION BANK

Tracy Pierce Ash—Assistant Treasurer	Littleton
Rhonda L. Bennett—Vice President	Morrisville
Jessica L. Bunnell—Residential Loan Officer	St. Johnsbury
Stacey L.B. Chase—Assistant Treasurer	Morrisville
Barbara J. Churchill—Assistant Treasurer	Morrisville
Everett C. Comstock—Assistant Treasurer	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Jennifer Degree—Assistant Treasurer	Morrisville
Jessica Eastman—Assistant Treasurer	So. Burlington
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Assistant Vice President	Hardwick
Paul E. Grogan—Facilities Officer	Morrisville
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Vice President	Morrisville
Tracey D. Holbrook—Regional Vice President	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Assistant Vice President	Morrisville
Stephen H. Kendall—Senior Vice President	Morrisville
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
Edward L. Levite—Senior Loan Originator	So. Burlington
Virginia M. Locke—Assistant Vice President	Littleton
Carrie R. Locklin—Assistant Vice President	Morrisville
John L. Malm—Vice President	Littleton
Robyn A. Masi—Vice President	Stowe
Sherrie A. Menard—Assistant Vice President	Morrisville
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Treasurer	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
Lesley S. Russ—Assistant Treasurer	Morrisville
David S. Silverman—President & CEO	Morrisville
Judy R. Smith—Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	Fairfax
JoAnn A. Tallman—Assistant Secretary	Morrisville
Francis E. Welch—Assistant Vice President	Morrisville
Martha J. Wilkins—Assistant Treasurer	Lyndonville
Lorraine G. Willett—Assistant Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	December 31, 2012	December 31, 2011
Cash and due from banks	$5,023	$5,871
Federal funds sold & overnight deposits	41,487	18,510
Interest bearing deposits in banks	21,922	24,020
Investment securities	26,126	46,954
Loans held for sale	11,014	4,888
Loans, net	444,284	424,496
Reserve for loan losses	(4,657)	(4,226)
Premises and equipment, net	10,289	9,163
Other real estate owned, net	1,052	1,476
Accrued interest & other assets	20,716	21,599
Total Assets	$577,256	$552,751
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$83,715	$76,656
Interest bearing deposits	273,505	239,058
Time deposits	152,773	157,725
Borrowed funds	15,747	29,015
Accrued interest & other liabilities	6,470	9,958
Common stock	9,848	9,847
Additional paid-in capital	295	276
Retained earnings	40,772	38,385
Accumulated other comprehensive loss	(2,010)	(4,346)
Treasury stock at cost	(3,859)	(3,823)
Total Liabilities & Shareholders' Equity	$577,256	$552,751

Standby letters of credit were $1,886,000 and $1,811,000 at December 31, 2012 and 2011, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
	(3 months ended)		(12 months ended)	
Interest income	$6,292	$6,319	$25,028	$23,669
Interest expense	773	929	3,351	3,908
Net interest income	5,519	5,390	21,677	19,761
Provision for loan losses	150	325	660	775
Net interest income after provision for loan losses	5,369	5,065	21,017	18,986
Trust income	155	144	615	557
Noninterest income	3,411	1,911	9,910	6,568
Noninterest expenses:				
Salaries & wages	2,249	2,021	8,953	7,743
Pension & employee benefits	825	767	3,908	3,153
Occupancy expense, net	275	294	1,156	1,121
Equipment expense	408	338	1,490	1,220
Other expenses	2,429	1,609	7,528	6,536
Total	6,186	5,029	23,035	19,773
Income before taxes	2,749	2,091	8,507	6,338
Income tax expense	551	358	1,663	1,119
Net income	$2,198	$1,733	$6,844	$5,219
Earnings per share	$0.50	$0.39	$1.54	$1.17
Book value per share			$10.11	$9.05